33-30598-D

02044386

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PERSUANT TO SECTION 15(D) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

or

[ ] TRANSITION REPORT PERSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ____________

Commission file numbers: No. 333-75346

A. Full title of the plan and address if the plan, if different from that of the issuer named below:

The Phoenix Companies, Inc. Savings and Investment Plan
c/o Bonnie J. Malley / Elizabeth Rudden
100 Bright Meadow Boulevard
Enfield, CT 06083-1900

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Phoenix Companies, Inc.
One American Row
P.O. Box 5056
Hartford, CT 06102-5056

REQUIRED INFORMATION

Financial Statements and Exhibits

(a.) Financial Statements
Note: These documents are listed in the Index to the financial statements

(b.) Exhibits:
1. Consent of Independent Accountants

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on behalf of the undersigned hereunto duly authorized.

Name of Plan:
The Phoenix Companies, Inc. Company Savings and Investment Plan

Signature: Bonnie J. Malley
The Phoenix Companies, Inc. by Bonnie J. Malley

Date: 6/27/02

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-75346) of The Phoenix Companies, Inc. of our report dated June 25, 2002 relating to the financial statements of The Phoenix Companies, Inc. Savings and Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 27, 2002

The Phoenix Companies, Inc.
Savings and Investment Plan
Financial Statements and
Supplemental Schedule
December 31, 2001 and 2000

The Phoenix Companies, Inc.
Savings and Investment Plan
Index

	Page
Report of Independent Accountants	1
Financial Statements:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9
Supplemental Schedule*:	
Schedule of Assets (Held At End of Year)	10-11

* Other supplemental schedules required by Section 2520-103.1 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Accountants

To the Participants and Administrator of
The Phoenix Companies, Inc.
Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Phoenix Companies, Inc. Savings and Investment Plan (formerly, the Phoenix Home Life Mutual Insurance Company Savings and Investment Plan) (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 25, 2002

The Phoenix Companies, Inc.
Savings and Investment Plan
Statements of Net Assets Available for Benefits

	December 31,	
	2001	2000
Assets:		
Investments, at fair value (Note 3)	$ 118,609,408	$ 149,368,434
Guaranteed interest contracts, at contract value	6,754,080	5,199,204
Participant loans, at unpaid principal balances	2,499,166	3,203,275
Total investments	127,862,654	157,770,913
Sponsor contributions receivable	101,661	56,653
Participant contributions receivable	277,815	159,341
Net assets available for benefits	$ 128,242,130	$ 157,986,907

The accompanying notes are an integral part of these financial statements.

The Phoenix Companies, Inc.
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2001	Year Ended December 31, 2000
Additions (deductions) to net assets:		
Investment income:		
Interest	$ 589,167	$ 599,481
Dividends	1,602,055	1,884,405
Net depreciation	(35,455,951)	(15,616,048)
	(33,264,729)	(13,132,162)
Contributions:		
Sponsor	3,658,332	3,760,488
Participant	12,304,277	11,991,978
	15,962,609	15,752,466
Benefit payments	(12,442,657)	(44,974,726)
Net decrease in net assets	(29,744,777)	(42,354,422)
Net assets available for benefits at beginning of year	157,986,907	200,341,329
Net assets available for benefits at end of year	$ 128,242,130	$ 157,986,907

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of The Phoenix Companies, Inc. Savings and Investment Plan (the "Plan"), formerly the "Phoenix Home Life Mutual Insurance Company Savings and Investment Plan" provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan that contains a cash or deferred arrangement under section 401(k) of the Internal Revenue Code, sponsored by The Phoenix Companies, Inc. ("Phoenix"), formerly Phoenix Home Life Mutual Insurance Company ("Phoenix Home Life"). The Plan was established effective December 1, 1973 and most recently amended effective December 21, 2001. Employees of Phoenix approved to participate in the Plan are immediately eligible to participate in the Plan. The Plan is subject to the provisions of ERISA.

Reorganization

On June 25, 2001, Phoenix Home Life converted from a mutual life insurance company to a stock life insurance company and changed its name to Phoenix Life Insurance Company ("PLIC") and became a wholly-owned subsidiary of Phoenix, a publicly traded company. At the same time, Phoenix Investment Partners ("PXP") became an indirect , wholly-owned subsidiary of Phoenix.

In conjunction with the reorganization, it was determined that the Plan group variable annuity contracts are in the category of contracts that would receive Phoenix common stock as a result of the reorganization. An independent fiduciary was engaged to represent the interests of the Plan's investments in the group variable annuity contracts. The independent fiduciary made all voting decisions on behalf of the Plan regarding the reorganization, distributions in the form of stock, and other related matters. The value of the contribution of these contracts to Phoenix's operations was determined based on a variety of factors, resulting in an allocation of Phoenix common stock to the Plan's group annuity contracts of $342,473. The value of Phoenix common stock was allocated proportionately to individual participants, based on estimated account balances in the group annuity contracts as of December 31, 2000. Phoenix common stock was liquidated and the proceeds deposited into the Phoenix-Goodwin Money Market Fund. Participants made a special election for allocating the proceeds of Phoenix common stock within the existing investment options of the Plan.

Contributions

Participants may contribute an amount equal to not less than 2% nor more than 16% of their compensation for the contribution period. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 13 mutual funds and 2 sub-accounts within a group variable annuity contract. Employees hired on or after January 1, 2001 will be automatically enrolled in the Plan with a basic contribution election of 3% of earnings. The employee may elect not to enroll in the Plan prior to the first pay period and may elect to change the contribution percentage at any time.

On September 10, 2000, Phoenix and PXP entered into an agreement and plan of merger, pursuant to which Phoenix agreed to purchase the outstanding common stock of PXP owned by third parties, for a price of $15.75 per share. This transaction was completed on January 11, 2001. As a result, PXP became an indirect wholly-owned subsidiary of Phoenix and PXP's shares of common stock were delisted from the New York Stock Exchange. Participants in the Plan who were holders of record of the PXP Common Stock Fund as of December 6, 2000, were paid the equivalent of PXP Common Stock Fund's unit value in cash on January 17, 2001. The proceeds were deposited in the Phoenix-Goodwin Money Market Fund. Participants were able to make a special election allocating the proceeds from the liquidation of the PXP Common Stock Fund within the existing investment options of the Plan.

Participant contributions are recorded in the period during which Phoenix makes payroll deductions from the participant's earnings.

The following contributions may be made:

- Basic contributions, as defined by the Plan document, are participant contributions made through payroll deductions, of not less than 2% but not exceeding 6% and not less than 2% but not exceeding 3% of the participant's annual pre-tax earnings for employees of Phoenix and PXP, respectively, and may be contributed either as pre-tax contributions or as after-tax contributions pursuant to section 401(k) of the Internal Revenue Code.

- Supplemental contributions, as defined by the Plan document, are participant contributions made through payroll deductions in excess of the 6% and 3% basic contribution limit but not more than 16% of participant earnings. These amounts may also be contributed either as pre-tax contributions or as after-tax contributions pursuant to section 401(k) of the Internal Revenue Code.

- Matching contributions, as defined by the Plan document, are sponsor contributions equal to 50% of participant basic contributions for employees of Phoenix and 100% of participant basic contributions for employees of PXP.

Generally, the sponsor allocates its contribution to the matching contribution accounts using the ratio of each participant's basic contributions to the aggregate amount of the participants' basic contributions.

Participant accounts

Each participant's account is credited with the participant's contributions and allocation of the Sponsor's matching contributions and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investment in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Investment income is reinvested in the same investment vehicle and is credited to the respective participant's account.

Vesting

Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in Phoenix's matching contributions of a participant's account is based on years of service. A participant becomes 25% vested on the January 1 following the date of employment and an additional 25% on each January 1 until the account is 100% vested. Employees of PXP are immediately vested in the matching contributions. Upon death or disability, all matching contributions become fully vested.

Benefit payments

On termination of service, a participant may elect to receive a lump-sum amount equal to the value of the vested portion of his or her account or retain amounts in the Plan until normal retirement age. Upon retirement or disability, accounts are distributable in a lump sum. Distributions are subject to the applicable provisions of the Plan document. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Participant loans

A participant may borrow up to a maximum of $50,000 or one half of the participant's before-tax and rollover account balance minus any current outstanding loans, whichever is less. Loans are treated as a transfer to/from the investment fund from/to participant loans. A loan is collateralized by the balance in the participant's account and bears interest at a rate commensurate with market rates for similar loans, as defined (7.0 % to 10.5% and 9.5% to 10.5% for the years ended December 31, 2001 and 2000, respectively). Loan terms generally range from one to 4 ½ years and when proceeds are used for the purchase of a primary residence, terms may be up to 30 years. Principal and interest are paid ratably through bi-weekly payroll deductions beginning in the month following receipt of the loan.

2. Summary of Accounting Policies

Method of accounting

The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment valuation

Investments in the mutual funds and one of the group variable annuity contract sub accounts are valued at their quoted market price. Investments in the Phoenix Guaranteed Interest Accounts are fully benefit responsive and are recorded at contract value, which approximates fair value. Participant loans are valued at unpaid principal balances, which approximates fair value.

Administrative expenses

All fees and expenses related to the Plan are currently paid by Phoenix. Expenses of the mutual funds are reflected in the investment results. Surrender charges and administrative expenses related to the variable annuities are waived by Phoenix.

3. Investments

Investments that represent 5 percent or more of the Plan's net assets are separately identified below.

	As of December 31,	
	2001	2000
Phoenix-Engemann Capital Growth Fund	$20,705,071	$36,260,436
Phoenix-Goodwin Money Market Fund	15,902,231	10,728,047
Phoenix-Oakhurst Balanced Fund	15,938,586	16,050,073
Phoenix-Engemann Aggressive Growth Fund	18,919,951	31,214,569
Phoenix-Seneca Strategic Theme Fund	8,422,974	11,445,881
Phoenix-Aberdeen Worldwide Opportunities Fund	8,100,121	10,059,596
Phoenix-Oakhurst Growth and Income Fund	7,507,391	N/A

Investment performance

During the years ended December 31, 2001 and 2000, the Plan's investments (including realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year) appreciated (depreciated) in value as follows:

	For the Year Ended December 31,	
	2001	2000
Mutual funds	$ (35,154,014)	$ (18,046,044)
Group annuity sub account	(323,454)	(316,253)
Phoenix Investment Partners, Ltd. Common Stock Fund	21,517	2,746,249
Net depreciation	$ (35,455,951)	$ (15,616,048)

4. **Investment Contracts with Insurance Company**

The Plan participates in contracts with Phoenix through investments in two group variable annuity contracts for Phoenix and PXP employees, respectively. The group variable annuity contracts have two investment options available for Plan investment: the Phoenix Guaranteed Interest Accounts supported by the general account of Phoenix, and the Phoenix-J.P. Morgan Research Enhanced Index Fund. For the Plan's investment in the Phoenix Guaranteed Interest Accounts, the Plan is credited with interest at the interest rates specified in the contract. The current declared rates are guaranteed for one quarter and are applied to both past contributions and future contributions for that quarter. The new rates are declared at the beginning of each quarter. The rates, which cannot be lower than 3%, are determined by Phoenix based on information as to expected investment yields. Factors Phoenix may consider in determining the current declared rates are general economic trends, rates of return currently available and anticipated on investments, regulatory and tax requirements and competitive factors. The average guaranteed interest rates applicable to each of the contracts were 5.80% and 5.63% for the years ended December 31, 2001 and 2000, respectively. The stated crediting interest rates were 5.50% and 5.90%, at December 31, 2001 and 2000, respectively. As discussed in Note 2, the Phoenix Guaranteed Interest Accounts are included in the financial statements at contract value.

5. **Related Party Transactions**

Plan assets include investments in funds managed and underwritten by indirect subsidiaries of PXP. Investments in the Guaranteed Interest Accounts are managed by Phoenix. In addition, Phoenix provides immediate retirement annuity products to the participants. Phoenix National Trust (formerly "Phoenix Charter Oak Trust Company"), an indirect wholly-owned subsidiary of Phoenix, is the Plan's trustee. Personnel and facilities of Phoenix have been used to perform administrative functions for the Plan at no charge to the Plan. These transactions, in the opinion of Phoenix Benefit Plans Committee, are exempt from detailed reporting under Title I of ERISA.

6. **Plan Termination**

Although they have not expressed any intent to do so, Phoenix has the right under the Plan document to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA and the plan document. In the event of Plan termination, participants become 100 percent vested in their accounts. As a result of a plant closing that occurred during 2001, certain participants became 100 percent vested in their accounts.

7. **Income Tax Status**

The Internal Revenue Service has determined and informed Phoenix by a letter dated November 1, 1995, that the Plan document and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan document has been amended since receiving the determination letter, however, the Plan's administrator and tax counsel believe that the Plan document is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan was filed with the Internal Revenue Service for an updated determination letter in February, 2002. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. Reconciliation of Plan Financial Statements to the Form 5500

Certain balances included on Schedule H (Part I and II) of the Annual Return/Report of Employee Benefit Plan (the "Form 5500") have been reclassified for purposes of presentation in these financial statements to provide additional disclosure.

9. Forfeitures

Forfeitures result from nonvested contributions remaining in the Plan for all terminated employees. Upon reaching the break-in-service requirement, as defined in the Plan, forfeitures generated are available to offset matching contributions, which would be otherwise payable by Phoenix in accordance with the Plan document. In 2001 and 2000, Phoenix's matching contributions were offset by $49,708 and $86,367, respectively, from forfeited nonvested accounts.

10. Subsequent Events

On January 1, 2002, the Phoenix Common Stock Fund was added as an investment option available only to non-officers. Participants can transfer account balances invested in this fund once every 90 days.

Effective January 1, 2002, Phoenix's matching contributions for non-officers who participate in the Plan will be made in the form of units in the Phoenix Common Stock Fund.

On February 28, 2002, the group variable annuity contracts for Phoenix and PXP were combined into a single contract.

Effective July 1, 2002, all participants employed as of July 1, 2002, will become 100% vested in their Employer Matching contributions account.

Effective July 1, 2002, all non-officer participants will receive an Employer matching contribution equal to 100% of the participant deferral up to 3% of pay and a matching contribution of 50% on the next 2% of pay deferred, up to a total of a 4% Employer matching contribution.

Effective July 1, 2002, all participants who were hired after January 1, 2001 will have an automatic participant contribution of 5% of pay into The Phoenix Companies, Inc. Savings and Investment Plan unless the participant either elects a different deferral percentage or elects no deferral of pay.

Supplemental Schedule

Schedule H (Line 4i) Form 5500 - Schedule of Assets (Held at End of Year)
December 31, 2001

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Phoenix Series Fund	Phoenix-Engemann Capital Growth Fund	N/A**	$ 20,705,071
*	Phoenix Series Fund	Phoenix-Goodwin Money Market Fund	N/A**	15,902,231
*	Phoenix Series Fund	Phoenix-Oakhurst Balanced Fund	N/A**	15,938,586
*	Phoenix Series Fund	Phoenix-Engemann Aggressive Growth Fund	N/A**	18,919,951
*	Phoenix Strategic Equity Series Fund	Phoenix-Seneca Strategic Theme Fund	N/A**	8,422,974
*	Phoenix-Goodwin Multi-Sector Funds	Phoenix-Goodwin Multi-Sector Fixed Income Fund, Inc.	N/A**	4,167,477
*	Phoenix-Goodwin Multi-Sector Funds	Phoenix-Goodwin Multi-Sector Short Term Bond Fund	N/A**	2,365,526
*	Phoenix-Aberdeen Worldwide Opportunities Fund	Phoenix-Aberdeen Worldwide Opportunities Fund	N/A**	8,100,121
*	Phoenix	Phoenix-J.P. Morgan Research Enhanced Index Fund	N/A**	2,741,415
*	Phoenix Equity Series Fund	Phoenix-Duff & Phelps Core Equity Fund	N/A**	741,480
*	Phoenix Edge Series Fund	Phoenix-Engemann Nifty Fifty Fund	N/A**	3,525,357
*	Phoenix Equity Series Fund	Phoenix-Oakhurst Growth and Income Fund	N/A**	7,507,391
*	Phoenix-Seneca Funds	Phoenix-Seneca Mid-Cap EDGEsm Fund	N/A**	5,360,119
*	Phoenix Edge Series Fund	Phoenix-Hollister Value Equity fund	N/A**	4,211,709

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Phoenix	Phoenix Guaranteed Interest Account Phoenix Contract, 5.50%	N/A**	$ 6,321,033
*	Phoenix	Phoenix Guaranteed Interest Account Phoenix Investment Partners Contract, 5.50%	N/A**	433,047
	Participant Loans	Participant loans, maturity of 1 to 30 years, 7.0% - 10.5%, collateralized by participant account balances	$ -	2,499,166
	Total			$ 127,862,654

* Represents a party-in-interest to the Plan.

** Cost information has been omitted for participant directed investments.